

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 18, 2023

Henry W. Bromley
Chief Financial Officer
Kidoz Inc.
1685 West 4th Avenue, Suite 220
Vancouver, BC, V6J 1L8 Canada

> **Re: Kidoz Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 333-120120-01**

Dear Henry W. Bromley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

General

1.   Through January 11, 2023 you filed/furnished periodic reports applicable to U.S. domestic companies (i.e., Forms 10-K, 10-Q and 8-K). Starting February 22, 2023 through November 28, 2023 you filed/furnished forms applicable to foreign private issues (i.e., Forms 20-F and 6-K). On December 1, 2023 you furnished a Form 8-K. Please explain to us your filer status/type and the basis for using forms applicable to different filer types. Tell us the form type (i.e., forms applicable to U.S. domestic companies or foreign private issuers) you plan on filing going forward and your basis for doing so.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services